UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

10 June 2026
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

1.  NatWest Group plc (the Company) announces that deferred awards, over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) vested on 8 June 2026 under the NatWest Group plc 2024 Employee Share Plan (the Plan), to the PDMRs set out below. The awards were granted under the Plan on 9 March 2026.

The number of Shares vested, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, Commercial & Institutional	69,896	35,001	34,895
Solange Chamberlain	CEO, Retail	47,351	22,289	25,062
Emma Crystal	CEO, Private Banking & Wealth Management	64,559	30,389	34,170
James Holian	Chief Customer & Operations Officer	7,674	3,613	4,061
Maria Kokkinou	Group Chief People Officer	7,733	3,640	4,093
Scott Marcar	Group Chief Information Officer	89,777	42,259	47,518
Katie Murray	Group Chief Financial Officer	89,171	41,974	47,197
Sean Pilcher	Interim Group Chief Risk Officer	5,883	2,770	3,113
Paul Thwaite	Group Chief Executive Officer	130,784	61,561	69,223

The market price used to meet associated tax liabilities was £5.9264

Additional Shares were delivered on vesting to reflect the value of dividends paid over the vesting period.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2.  The Company also announces that the PDMRs set out below have sold Shares on the date and at the price indicated under, and in accordance with the terms of, the irrevocable trading plans entered into by the PDMRs, as announced on 1 September 2025:
Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Solange Chamberlain	CEO, Retail	7,000	£5.9079	8 June 2026
Katie Murray	Group Chief Financial Officer	16,000	£5.9079	8 June 2026
Paul Thwaite	Group Chief Executive Officer	18,000	£5.9079	8 June 2026

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:
NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	10 June 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary